Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 20 - 2013

APRIL 12, 2013
FOR IMMEDIATE RELEASE

Aurizon Announces Special Meeting of Securityholders
and Mailing of the Notice of Meeting and Management Information Proxy Circular

Recommends Securityholders Vote
in Favour of the Arrangement with Hecla Mining Company

The Board of Directors of Aurizon Mines Ltd. (“Aurizon” or the “Company”) (TSX:ARZ) (NYSE MKT:AZK) announced today that the previously announced special meeting (the "Meeting") of the shareholders ("Aurizon Shareholders") and optionholders of Aurizon (“Aurizon Optionholders”) and (together with Aurizon Shareholders, "Aurizon Securityholders") will be held on May 9, 2013 at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. PST, and that it has mailed the Management Information Proxy Circular (the “Proxy Circular”) dated April 10, 2013 to Aurizon Securityholders in connection with the Meeting

At the Meeting, Aurizon Securityholders will be asked to consider and, approve a special resolution (the “Arrangement Resolution”) with respect to the proposed transaction (the “Hecla Arrangement”) whereby a wholly-owned subsidiary of Hecla Mining Company (“Hecla”) will acquire all of the issued and outstanding common shares of Aurizon (the "Aurizon Shares").

The board of directors of Aurizon (the "Aurizon Board") unanimously recommends that Aurizon Securityholders vote to approve the Hecla Arrangement, and each of the directors and senior officers of Aurizon has agreed to support the Hecla Arrangement.

David P. Hall, Chairman of Aurizon said: "The Hecla Arrangement offers attractive value, including a substantial cash component, and the compelling opportunity to participate in a North American focused precious metals company with operating mines in Alaska, Idaho and Quebec and significant exploration potential and upside. The Aurizon Board unanimously agrees that this arrangement is fair to Aurizon Securityholders and recommends that Aurizon Securityholders vote in favour of the Arrangement Resolution.”

Added Mr. Hall: “We encourage all Securityholders, no matter how many securities they hold, to review the Management Information Proxy Circular, and vote in favour of the Hecla Arrangement either at the Special Meeting or by proxy.”

In making its recommendation, the Aurizon Board considered a number of factors as described in the Proxy Circular, including those set out under the heading "The Arrangement-Recommendation of the Aurizon Board”.

About the Hecla Arrangement

Under the terms of the Hecla Arrangement Aurizon Shareholders may elect to receive, in exchange for each Aurizon Share, $4.75 or 0.9953 of a share of Hecla common stock (a "Hecla Share") or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately $513.6 million and a maximum share consideration of 57 million Hecla Shares. Assuming that all Aurizon Shareholders elect to receive either cash or Hecla Shares, the consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share.

News Release – April 12, 2013 Aurizon Announces Special Meeting of Securityholders and Mailing of the Notice of Meeting and Management Information Proxy Circular	Page | 2

In addition, each option to purchase Aurizon Shares (“Aurizon Options”) that has an exercise price of less than $4.75 per share will, without any further action by or on behalf of any Aurizon Optionholder, be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon (free and clear of all liens, claims and encumbrances) and cancelled in exchange for the Option Consideration, as described in the Proxy Circular. Aurizon Shares received as Option Consideration will be subject to the election and pro-ration provisions of the Arrangement. Aurizon Options that have an exercise price that is greater than $4.75 per share will be cancelled.

How to vote

Instructions for Aurizon Securityholders on how to vote and how to elect the form of consideration they wish to receive under the Hecla Arrangement are included in the Proxy Circular. The Proxy Circular will be filed with securities regulatory authorities today and a copy will be available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Aurizon’s website at www.aurizon.com under the Hecla Agreement tab.

For assistance

Shareholders who have questions or require any assistance in completing their proxy or voting instruction form can contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

Additional Information

Aurizon further advises that it has filed its Annual Information Form and Form 40-F for the year ended December 31, 2012, with the Canadian securities authorities and with the U.S. Securities and Exchange Commission, respectively. These documents, as well as the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2012, are available for viewing on the Company’s website at www.aurizon.com. Such documents are also available under the Company’s profile on SEDAR at www.sedar.com and the Form 40-F is available on EDGAR at www.sec.gov.

Shareholders may also receive a hard copy of the Company's audited financial statements together with management’s discussion and analysis free of charge upon request.

This news release contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements that are prospective in nature (collectively, "forward-looking statements"). All statements other than statements of historical fact may be forward-looking statements. In this news release, such forward-looking statements include statements regarding the ability of the Company and Hecla to consummate the Hecla Arrangement on the terms and in the manner contemplated in the Arrangement Resolution, the anticipated benefits of the Hecla Arrangement, the anticipated benefits to Aurizon Securityholders and to the shareholders of the combined entity on completion of the Hecla Arrangement, the timing and anticipated receipt of court and securityholder approvals for the Hecla Arrangement , the anticipated value of the combined entity and the expected timing for the closing the Arrangement. These forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, securityholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Hecla Arrangement, the value of Aurizon's assets, in particular Casa Berardi; the value of Hecla's assets; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Aurizon and Hecla. Although management of Aurizon believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate.

News Release – April 12, 2013 Aurizon Announces Special Meeting of Securityholders and Mailing of the Notice of Meeting and Management Information Proxy Circular	Page | 3

Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained in this news release and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include non-completion of the Hecla Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, securityholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Hecla Arrangement; changes in market conditions; actual results being materially different than reserve and resource estimates, grades, mine life and cash cost estimates; variations in ore grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain any required financing; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to general economic conditions or laws, rules and regulations applicable to Aurizon or Hecla; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated; the risk of an undiscovered defect in title or other adverse claim; that results of exploration activities will be different than anticipated; and to those risks set forth in the Proxy Circular dated April 10, 2013 and in Aurizon's Annual Information Form dated April 1, 2013 and in Hecla's filings with the U.S. Securities and Exchange Commission, which are available respectively on Sedar at www.sedar.com and on Edgar at www.sec.gov/. You should not place undue reliance on any forward-looking statements contained in this news release. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law.

About Hecla

Established in 1891, Hecla believes it is the largest and lowest-cost primary silver producer in the U.S. The company has two operating mines and exploration properties in four world-class silver mining districts in the U.S. and Mexico.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com

Information Agent

Georgeson

Toll Free (North America):
1-888-605-7616

Outside North America Call Collect:
1-781-575-2422

Email: askus@georgeson.com